UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 02, 2018

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to

General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

John McFarlane to retire as Chairman dated 02 November 2018

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 02, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC
("Barclays" or the "Company")

John McFarlane to retire as Chairman in May 2019
Nigel Higgins appointed to succeed him

Barclays announces that John McFarlane will retire as Chairman of Barclays in May 2019, and that Nigel Higgins has been appointed to succeed him, subject to regulatory approval by the Prudential Regulation Authority and the Financial Conduct Authority.

Mr McFarlane will step down as a Non-Executive Director and as Chairman of Barclays with effect from the conclusion of the Barclays AGM on 2 May 2019, at which point Mr Higgins will assume the role of Chairman, having joined the Board as a Non-Executive Director on 1 March 2019.

Mr Higgins is currently Deputy Chairman of Rothschild & Co. ("Rothschild"), having been Managing Partner and co-chairman of the Group's Executive Committee until 1 September this year.

He has extensive experience in, and understanding of, banking and financial services, gained through a 36-year career at Rothschild, and which included being the first non-family member to lead the group.

He is a seasoned business leader with a strong track record in leading and chairing a range of organisations, and in acting as a strategic adviser to multiple major corporations and Governments internationally. He has a wealth of experience in the operation of a financial services group, in building teams and culture on an international scale, and in growing businesses.

Additionally, Mr Higgins has been Chairman of the Board of Sadler's Wells for nearly two years, and sits on the Board of the Tetra Laval Group, where he also chairs the board meetings of its asset management arm. He will retain those roles upon appointment.

Commenting, Crawford Gillies, the Senior Independent Director who led the process to appoint a successor to Mr McFarlane, said:

"The Barclays Board established demanding criteria for identifying a new Chairman, and that meant an exacting and very careful search process. In Nigel Higgins we have found an ideal candidate. He is a hugely respected banker, a strategic thinker, someone with extensive international experience, and he has a strong positive leadership style. These are all great qualities that he will bring to the role.

"On behalf of the Board I would also like to place on record our sincere thanks to John McFarlane for the enormous contribution he has made to the development of Barclays over the course of the past three and a half years. John has been an excellent Chairman during a period of fundamental restructuring of the business, and he has been instrumental in the huge effort to put the bank on a path to growth. We wish him well for when he retires next May."

Commenting, John McFarlane said:

"Whilst it is always a difficult choice to retire from a company as prestigious as Barclays, I am delighted that the Board has appointed Nigel Higgins to succeed me as Chairman. I have every confidence that Nigel will be a superb steward of the Board and the bank as Barclays continues to progress following the substantial restructuring of the past few years, and I look forward to welcoming him when he joins our ranks in March."

Commenting, Nigel Higgins, said:

"Succeeding John McFarlane, who has done such a sterling job during a period of great change at Barclays, is a huge honour. I have been lucky enough to enjoy 36 years at Rothschild, working with many wonderful colleagues and clients, and particularly lucky to lead the firm for a decade or so. I now look forward to joining another great institution and to working closely with its executive management team, led by Jes Staley, and my fellow Non-Executive Directors. I am totally committed to helping Barclays and its people continue to develop and progress."

There are no other matters requiring disclosure under Rule 9.6.13 of the Listing Rules

ENDS

Notes to Editors

●	Nigel Higgins is 58, married, with three children, and lives in North London.
●	He is a Graduate of Magdalen College, Oxford where he achieved a First Class Degree in Modern History.
●
Mr Higgins has spent his entire career at Rothschild, joining the firm in 1982 as a graduate. During that time he has held roles as Head of UK Investment Banking, Co-Head of European Investment Banking, and Co-Head of Global Investment Banking, before becoming Chief Executive of Rothschild in 2010, and Co-Chief Executive with the full integration of the French activities into Rothschild in 2012.

●
He is passionate about corporate citizenship, and has been a strong supporter of education focused community programmes at Rothschild. He is a fan of all branches of the arts, and is a particular supporter of schemes to help young people develop through involvement in the arts.

Employment arrangements

Mr Higgins will be appointed for an initial term of three years, subject to re-election by shareholders. Prior to expiry of the initial term Mr Higgins may be invited to serve a further three-year term.

Mr Higgins will be paid an annual fee of £80,000 for so long as he is a Non-Executive Director, and an all-inclusive annual fee at the same rate as the current Chairman with effect from his assuming that role. Such fees will be subject to periodic review in line with the Company's remuneration policy. While he is Chairman, Mr Higgins will be required to use £100,000 per annum of his fee - after tax and national insurance contributions - to acquire shares in the Company.

Mr Higgins will be expected to commit up to 4 days a week to the role and it will be his principal working commitment.

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 6927

About Barclays

Barclays is a transatlantic consumer and wholesale bank, offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays